UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								May 15, 2006

Via Facsimile (502) 874-8567 and US Mail

David C. Novak
Chief Executive Officer
Yum! Brands, Inc.
1441 Gardiner Lane,
Louisville, Kentucky  40213

	Re:	Yum! Brands, Inc.
		Form 10-K for the Fiscal Year Ended December 25, 2005
      Filed March 3, 2006
      Response Letter Dated April 24, 2006
	 	File No. 1-13163

Dear Mr. Novak:

      We have reviewed your response dated April 24, 2006 and have the following comments. At this juncture we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please refer to prior comment two. We note your reference to the lack of adverse investor reactions. Please expand your materiality analysis to clearly state whether you believe that existing and anticipated operations and contacts with Syria are qualitatively material to you or present a material investment risk to securityholders. In this regard, we note that Arizona, Louisiana and
Pennsylvania have taken actions requiring the reporting of state fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Syria.
2. We note the Yum! Middle East, North Africa, Pakistan & Turkey materials from the December 6, 2005 investor meeting and the chart of
"Potential Growth Engines-New Territories," which identifies 350 anticipated franchises in Iran. Iran is identified by the U.S. State
Department as a state sponsor of terrorism and subject to sanctions imposed, in part, as a result of actions in support of terrorism and pursuit of weapons of mass destruction. Advise us of your current and anticipated operations and contacts with Iran. Also, please provide a sufficiently detailed quantitative and qualitative materiality analysis for any such Iranian contacts, including the potential impact of the investor sentiment evidenced by the legislative actions described in comment one above directed toward companies operating in Iran. Your expanded quantitative and qualitative materiality analysis should also address your existing and anticipated Iranian and Syrian contacts in the aggregate.



      Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR. Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Max Webb
		Assistant Director
		Division of Corporation Finance
Mr. Novak
Yum! Brands, Inc.
May 15, 2006
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